Exhibit 10.1

Genworth Financial, Inc.

2012 Key Employee Severance Plan

1. Purpose. The purpose of the Plan is to promote the retention of a selected group of key employees of the Company by enabling the Company to offer certain protections to such employees in the event their employment is involuntarily terminated under certain circumstances. Capitalized terms and phrases used herein shall have the meanings ascribed thereto in Section 2.

2. Definitions.

a. “Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations of the Exchange Act.

b. “Base Salary” shall mean the Participant’s annual base salary in effect on the date of termination of the Participant’s employment with the Company, including amounts not currently includible in gross income by reason the Participant’s election to defer such amounts under a cafeteria plan, 401(k) plan, or nonqualified deferred compensation plan of the Company or an Affiliate.

c. “Board” shall mean the board of directors of the Company from time to time.

d. “Bonus” shall mean the Participant’s target annual cash bonus for the year in which the Participant’s employment is terminated.

e. “Cause” shall mean (with regard to a Participant’s termination of employment with the Company): (i) the Participant’s willful and continued failure to substantially perform his or her duties with the Company and its Affiliates as determined by the Committee; (ii) the Participant is convicted of or pleads guilty or nolo contendere (or any similar plea or admission) to any felony or any act of fraud, misappropriation or embezzlement; (iii) the Participant’s willful engagement in conduct (other than conduct covered under clause (i) above) which, in the good faith judgment of the Committee, is injurious to the Company and/or its Affiliates, monetarily or otherwise; or (iv) the Participant’s material violation of Company or Affiliate policy, the terms of this Plan or breach of any applicable noncompetition, confidentiality, or other restrictive covenant with respect to the Company or any of its Affiliates (including, without limitation, the restrictive covenants contained in Section 4 of this Plan).

f. “Change of Control Plans” shall mean the Genworth Financial, Inc. Amended and Restated 2005 Change of Control Plan and the Genworth Financial, Inc. 2011 Change of Control Plan.

g. “Code” shall mean the Internal Revenue Code of 1986, as amended.

h. “Committee” shall mean the Management Development and Compensation Committee of the Board, or such other committee appointed or designated by the Board from time to time to administer the Plan. Notwithstanding the foregoing, if no Committee exists which has the authority to administer the Plan, the functions of the Committee shall be exercised by the Board, and all references herein to the Committee shall be deemed to be references to the Board.

i. “Company” shall mean Genworth Financial, Inc., a Delaware corporation, and any successor thereto as provided in Section 12.

j. “Director” shall mean any individual who is a member of the Board.

k. “Disability” shall mean a permanent disability that would make the Participant eligible for benefits under the long-term disability program maintained by the Company or any of its Affiliates (without regard to any time period during which the disability condition must exist) or in the absence of any such program, such meaning as the Committee shall determine.

l. “Effective Date” shall mean October 31, 2012.

m. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

n. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

o. “Good Reason” shall mean (i) relocation of the Participant’s principal business location to an area outside a 100 mile radius of its current location; or (ii) any material reduction in the Participant’s Base Salary or Bonus, and/or any failure to timely pay any part of the Participant’s compensation when due (including Base Salary and Bonus) or any benefits due under any benefit plan, program or arrangement; provided, however, that Company-initiated reductions in compensation affecting substantially all U.S.-based Company employees shall not alone be considered Good Reason, unless the compensation reductions exceed fifteen percent (15%) of pay (Base Salary plus Bonus); provided that any event described in clauses (i) or (ii) above shall constitute Good Reason only if the Company fails to rescind or remedy such event within 30 days after receipt from the Participant of written notice of the event which constitutes Good Reason; provided, further, that Good Reason shall cease to exist for an event or condition described in clauses (i) or (ii) above on the 90th day following its occurrence, unless the Participant has given the Company written notice thereof prior to such date.

For purposes of determining the amount of any cash payment payable to the Participant in accordance with the provisions of Section 3(a), any reduction in compensation or benefits that would constitute Good Reason hereunder shall be deemed not to have occurred.

p. “Omnibus Plans” shall mean the 2004 Genworth Financial, Inc. Omnibus Incentive Plan and the 2012 Genworth Financial, Inc. Omnibus Incentive Plan, each as amended from time to time, or any successor plan providing for the grant or award of equity-based compensation to the Company’s employees, officers and directors.

q. “Participant” shall mean each key employee of the Company or any of its Affiliates who has: (i) been selected by the Committee in its sole discretion and designated in writing as eligible for participation herein, and (ii) signed an acknowledgment and consent letter agreeing to the terms and conditions set forth in the Plan. The Company will review the list of Participants on a periodic basis, and may (i) add Participants at its discretion, and (ii) remove Participants, subject to Section 11.

r. “Plan” shall mean the Genworth Financial, Inc. 2012 Key Employee Severance Plan, as may be amended from time to time.

s. “Qualified Termination” shall mean a termination of the Participant’s employment by the Company (i) without Cause (including a job loss due to any reduction in the work force, but excluding termination of employment due to the Participant’s death or Disability), or (ii) by the Participant for Good Reason. Notwithstanding the foregoing, a Qualified Termination shall not include a termination of employment in connection with the sale or disposition of a Company business segment or division for which the Participant was primarily performing services, provided that the Participant is offered a position with the purchaser or successor to such business segment or division (and which does not constitute “Good Reason”).

t. “Severance Benefits” shall mean the severance benefits described in Section 3(a).

u. “Tier I Employees” shall mean the employees determined by the Committee from time to time to be Tier I Employees and identified as such in the records of the Plan maintained by the Company at any time during the term of the Plan.

v. “Tier II Employees” shall mean the employees determined by the Committee from time to time to be Tier II Employees and identified as such in the records of the Plan maintained by the Company at any time during the term of the Plan.

w. “Tier III Employees” shall mean the employees determined by the Committee from time to time to be Tier III Employees and identified as such in the records of the Plan maintained by the Company at any time during the term of the Plan.

3. Benefits.

a. Severance Benefits. Subject to Sections 4, 5, 6 and 10, if the Participant has a Qualified Termination as defined in Section 2(s), the Participant shall be eligible to receive the following benefits:

i. a lump sum cash payment of accrued but unpaid salary and accrued but unused vacation as of the Participant’s date of termination (net of applicable taxes and withholdings), payable within 15 days following the date of termination;

ii. if the date of termination occurs during the second half of the Company’s fiscal year, a lump sum cash payment (net of applicable taxes and withholdings) based on the Participant’s annual bonus that would have been payable with respect to the fiscal year in which the Qualified Termination occurs (determined at the end of such year based on actual performance results through the end of such year), prorated to the nearest half-month to reflect the portion of the fiscal year that had elapsed prior to the Participant’s date of termination, and payable at the same time as annual bonuses are payable to other employees of the Company (for the avoidance of doubt, if the date of termination occurs during the first half of the Company’s fiscal year, the Participant shall not be entitled to any prorated annual bonus);

iii. a lump sum cash payment (net of applicable taxes and withholdings), payable within 60 days following the Participant’s date of termination, based on the Participant’s participation level under the Plan as of the Participant’s date of termination, as follows:

A.	Tier I Employees: 2.0 times Base Salary, plus 2.0 times Bonus; or

B.	Tier II Employees: 1.0 times Base Salary, plus 1.0 times Bonus; or

C.	Tier III Employees: 1.0 times Base Salary;

iv. a lump sum cash payment (net of applicable taxes and withholdings), payable within 60 days following the Participant’s date of termination, equal to the monthly cost to provide group medical, dental, vision and/or prescription drug plan benefits sponsored by the Company and maintained by the Participant as of the date of the Participant’s termination of employment, multiplied by a number of months equal to (i) twelve (12), in the case of Tier I and Tier II Employees, or (ii) six (6), in the case of Tier III Employees. For purposes of this Section 3(a)(iv), the cost of such benefits will be calculated based on the “applicable premium” determined in accordance with Code Section 4980B(f)(4) and the regulations issued thereunder (less the 2% administrative fee and less the active-employee rate for such coverage) for the year in which the termination of employment occurs;

v. stock options, stock appreciation rights (SARs), restricted stock units (RSUs) and other stock awards granted under the Omnibus Plans and held by a designated executive officer of the Company who is a Tier I Employee or a Tier II Employee shall become immediately vested as of the date of such Participant’s Qualified Termination but only with respect to the number of awards that otherwise would have become vested on the award’s next regularly scheduled vesting date based on continued employment;

vi. any stock options and SARs that are vested (or become vested) and unexercised as of the date of the Qualified Termination and are held by a Participant shall expire on the earlier of (i) the one- year anniversary of the Qualified Termination, or (ii) their regular termination date; provided, however, that if the Participant dies before the earlier of such dates, then the stock options and SARs that are vested and unexercised as of the Qualified Termination shall not expire until twenty-four (24) months after the date of the Participant’s death; and

vii. With respect to either (i) a Tier I Employee, or (ii) a Tier II or Tier III Employee who has attained age 50 or has greater than 20 years of Company-recognized service with the Company as of the Qualified Termination, full and immediate vesting of any supplemental pension benefit under any funded or unfunded nonqualified pension or deferred compensation plan now or hereafter maintained by the Company in which the Participant participates, with payment to be made at such time and in accordance with the terms of such plan(s).

b. Death Benefits. If a Participant has a Qualified Termination, but subsequently dies before receiving the Severance Benefits, such benefits will be paid to the Participant’s estate as soon as practicable after his or her death.

c. Non-Duplication of Benefits. In the event that a Participant becomes entitled to receive Severance Benefits under this Plan and may also be eligible for benefits under any other Company plan, program, arrangement or agreement as a result of the Participant’s termination of employment, the Participant shall be entitled to receive the greater of the benefits available under the Plan, on the one hand, and the benefits available under such other plan, program, arrangement or agreement, on the other, but not both. For the avoidance of doubt, if a Participant is entitled to receive Severance Benefits under this Plan, he or she will not be eligible to receive any payment of benefits under the Company’s Layoff Payment Plan. Conversely, if a Participant is entitled to receive Severance Benefits under the Company’s Change of Control Plans, he or she will not be eligible to receive any payments or benefits under this Plan.

4. Restrictive Covenants.

a. Confidential Information and Confidentiality. In connection with his or her employment with the Company, the Participant previously executed a Conditions of Employment acknowledgment obligating the Participant to comply with the terms of the Company’s Proprietary Information and Inventions Agreement (“PIIA”), which is incorporated herein by reference. The Participant acknowledges and reaffirms his obligation to comply with the terms of the PIIA. This Plan is not intended to, and does not, alter either the Company’s rights or the Participant’s obligations under the PIIA or any state or federal statutory or common law regarding trade secrets and unfair trade practices. Anything herein to the contrary notwithstanding, the Participant shall not be restricted from disclosing information that is required to be disclosed by law, court order or other valid and appropriate legal process; provided, however, that in the event such disclosure is required by law, the Participant shall provide the Company with prompt notice of such requirement so that the Company may seek an appropriate protective order prior to any such required disclosure by the Participant. Unless otherwise publicly disclosed by the Company, the Participant agrees to keep his or her participation in this Plan strictly confidential and agrees not to disclose it to any person at any time, other than the Participant’s family or legal and financial advisors who shall be subject to the same confidentiality provisions.

b. Non-Disparagement. Subject to any obligations the Participant may have under applicable law, the Participant will not make or cause to be made any statements that disparage, are inimical to, or damage the reputation of the Company or any of its affiliates, subsidiaries, agents, officers, directors or employees. In the event such a communication is made to anyone, including but not limited to the media, public interest groups and publishing companies, it will be considered a material breach of the terms of the Plan.

c. Non-Solicitation of Customers or Clients by Participants. Unless waived in writing by the Senior Vice President, Human Resources (or his successor), the Participant shall not, directly or indirectly, while employed and during the (i) 24-month period commencing upon the Participant’s termination of employment for any reason, in the case of a Tier I or Tier II Employee, or (ii) 12-month period commencing upon a Qualified Termination, in the case of a Tier III Employee, solicit or contact, directly or indirectly, the trade or patronage of any of the customers or clients of the Company with whom the Participant had material contact during his employment, regardless of the location of such customers or clients of the Company with respect to any services, products, or other matters in which the Company is active.

d. Non-Solicitation of Company Employees. Unless waived in writing by the Senior Vice President, Human Resources (or his successor), the Participant shall not, directly or indirectly, while employed and during the (i) 24-month period commencing upon the Participant’s termination of employment for any reason, in the case of a Tier I or Tier II Employee, or (ii) 12-month period commencing upon a Qualified Termination, in the case of a Tier III Employee, solicit or attempt to entice away from the Company any director, agent or employee of the Company.

e. Remedies. If a Participant breaches any of the provisions of this Section 4, the Participant will be required to reimburse the Company for any and all Severance Benefits provided under the terms of the Plan (other than those that were already vested without respect to the Plan) and all commitments to make additional payments to the Participant will be null and void, and the Company shall have the right to seek other appropriate relief (including any equitable remedy to which the Company may be entitled), including attorneys’ fees incurred by the Company in enforcing the provisions of this Section 4.

5. No Duty to Mitigate/Set-off. No Participant entitled to receive Severance Benefits hereunder shall be required to seek other employment or to attempt in any way to reduce any amounts payable to him or her pursuant to this Plan. Further, the amount of Severance Benefits payable hereunder shall not be reduced by any compensation earned by the Participant as a result of employment by another employer or otherwise. Except as provided herein, the amounts payable hereunder shall not be subject to setoff, counterclaim, recoupment, defense or other right which the Company may have against the Participant or others. In addition, if any termination payments made to a Participant by the Company are related to an actual or potential liability under the

Worker Adjustment and Retraining Notification Act (WARN) or similar law, such amounts shall reduce (offset) the Participant’s Severance Benefit under this Plan. In the event of the Participant’s breach of any provision hereunder, including without limitation, Sections 4, 5 or 6, the Company shall be entitled to recover any payments previously made to the Participant hereunder.

6. Release Required. Any amounts payable pursuant to this Plan (except for any payment pursuant to Section 3(a)(i) of the Plan) shall only be payable if the Participant executes, delivers to the Company and does not revoke a full general release of all claims of any kind whatsoever that the Participant has or may have against the Company and its Affiliates and their officers, directors and employees, known or unknown, arising on or before the date on which the Participant executes such release (other than claims to payments specifically provided hereunder, claims under COBRA, claims to vested accrued benefits under the Company’s tax-qualified employee benefit plans, claims for reimbursement under the Company’s medical reimbursement program for any unreimbursed medical expenses incurred on or before the Participant’s date of termination, claims for unreimbursed business expenses in accordance with the Company’s policy or rights of indemnification or contribution to which the Participant was entitled under the Company’s By-laws, the Company’s Certificate of Incorporation or otherwise with regard to the Participant’s service as an employee, officer or director of the Company, or claims that the Participant cannot by law release) in a form acceptable to the Company. Such release must be executed and all revocation periods shall have expired within 60 days after the Participant’s date of termination; failing which such payment or benefit shall be forfeited. If such payment or benefit constitutes non-exempt deferred compensation for purposes of Section 409A of the Code, and if such 60-day period begins in one calendar year and ends in the next calendar year, the payment or benefit shall not be made or commence before the second such calendar year, even if the release becomes irrevocable in the first such calendar year.

7. Funding. Participants shall have no right, title, or interest whatsoever in or to any investments that the Company and/or its Affiliates may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other person. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan.

8. Administration of the Plan.

a. Plan Administrator. The administrator of the Plan shall be the Committee.

b. Authority of the Committee. Subject to the terms of the Plan, the Committee shall have full discretion and authority to determine a Participant’s participation and benefits under the Plan and to interpret and construe the provisions of the Plan.

c. Delegation of Authority. The Committee may delegate any and all of its powers and responsibilities hereunder to other persons. Any such delegation shall not be effective until it is accepted by the persons designated and may be rescinded at any time by written notice from the Committee to the person to whom the delegation is made.

d. Retention of Professional Assistance. The Committee may employ such legal counsel, accountants and other persons as may be required in carrying out its duties and responsibilities in connection with the Plan.

e. Claims/Disputes Procedure.

i. Prior to paying any benefit under the Plan, the Committee may require the Participant to provide such information or material as the Company, in its sole discretion, shall deem necessary for it to make any determination it may be required to make under the Plan. The Committee may withhold payments of any benefit under the Plan until it receives all such information and material and is reasonably satisfied of its accuracy.

ii. Claims for benefits under the Plan should be forwarded to the Committee. The Committee shall provide adequate notice in writing to a Participant whose claim for benefits is denied, setting forth the specific reasons for such denial. In the event of the denial of a claim, the Participant has the right to file a written request for a review of the denial with the Committee within 90 days after the Participant receives written notice of the denial. The Committee will conduct a full and fair review of the claim for benefits. The Committee will deliver to the Participant a written decision on that claim within 60 days after the receipt for review, unless there are special circumstances requiring an extension of time for processing, the 60-day period may be extended up to 120 days.

iii. All acts and decisions of the Committee shall be final and binding upon the Participant.

f. Indemnification. The Committee, its members and any person designated pursuant to Section 8(d) above shall not be liable for any action or determination made in good faith with respect to the Plan. The Company shall, to the extent permitted by law, by the purchase of insurance or otherwise, indemnify and hold harmless each member of the Committee and each director, officer and employee of the Company for liabilities or expenses they and each of them incur in carrying out their respective duties under this Plan, other than for any liabilities or expenses arising out of such individual’s willful misconduct or fraud.

9. Continuance of Welfare Benefits Upon Death. If the Participant dies while receiving a welfare continuation benefit provided under Section 3(a)(vi) of the Plan, the Participant’s spouse and other dependents will continue to be covered under all applicable welfare plans during the remainder of the respective coverage period. The Participant’s spouse and other dependents will become eligible for COBRA continuation coverage for health and dental benefits at the end of such period.

10. Code Section 409A.

a. Notwithstanding anything in this Plan to the contrary, to the extent that any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code would otherwise be payable or distributable hereunder by reason of a Participant’s termination of employment, such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless (i) the circumstances giving rise to such termination of employment meet any description or definition of “separation from service” in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition), or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A of the Code by reason of the short-term deferral exemption or otherwise. This provision does not prohibit the vesting of any amount upon a termination of employment, however defined. If this provision prevents the payment or distribution of any amount or benefit, such payment or distribution shall be made on the date, if any, on which an event occurs that constitutes a Section 409A-compliant “separation from service.”

b. Notwithstanding anything in this Plan to the contrary, if any amount or benefit that would constitute non-exempt “deferred compensation” for purposes of Section 409A of the Code would otherwise be payable or distributable under this Plan by reason of a Participant’s separation from service during a period in which he is a Specified Employee (as defined below), then, subject to any permissible acceleration of payment by the Company under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes):

(i) if the payment or distribution is payable in a lump sum, the Participant’s right to receive payment or distribution of such non-exempt deferred compensation will be delayed until the earlier of the Participant’s death or the first business day of the seventh month following the Participant’s separation from service; and

(ii) if the payment or distribution is payable over time, the amount of such non-exempt deferred compensation that would otherwise be payable during the six-month period immediately following the Participant’s separation from service will be accumulated and the Participant’s right to receive payment or distribution of such accumulated amount will be delayed until the earlier of the Participant’s death or the first day of the seventh month following the Participant’s separation from service, whereupon the accumulated amount will be paid or distributed to the Participant and the normal payment or distribution schedule for any remaining payments or distributions will resume.

For purposes of this Plan, the term “Specified Employee” has the meaning given such term in Code Section 409A and the final regulations thereunder (“Final 409A Regulations”), provided, however, that, as permitted in the Final 409A Regulations, the Company’s Specified Employees and its application of the six-month delay rule of Code Section 409A(a)(2)(B)(i) shall be determined in accordance with rules adopted by the Company, which shall be applied consistently with respect to all nonqualified deferred compensation arrangements of the Company, including this Plan.

11. Duration, Amendment and Termination. The Plan shall become effective as of the Effective Date, and shall continue in effect until December 31, 2014. The Company reserves the right to amend in any respect any or all of the provisions of this Plan at any time; provided, however, that the Company may not amend the Plan in any way that would adversely affect the rights of Participants without the consent of each Participant so affected, except where any such amendment may be required in order to comply with any applicable law or regulation. Subject to the following sentence, removal of a Participant as a Participant (other than as a result of the Participant ceasing to be an employee under circumstances in which he or she would not be entitled to Severance Benefits under the terms of the Plan) or any reduction in payments or benefits shall be deemed to be an amendment of the Plan which adversely affects the rights of the Participant. Notwithstanding the preceding sentence, in the event the Committee determines in good faith that a Participant has willfully engaged in conduct that is detrimental to the Company or constitutes a material violation of Company or Affiliate policy, or otherwise has consistently and substantially failed to perform his or her duties with the Company and/or its Affiliates, the Committee may remove such Participant as a Participant under the Plan, and such individual shall thereafter have no further rights to participate in the Plan or receive any Severance Benefits under the Plan.

12. Successors. All obligations of the Company under the Plan shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company. In any such event, the term “Company”, as used in this Plan, shall mean the Company, as hereinbefore defined and any successor or assignee to the business or assets which by reason hereof becomes bound by the terms and provisions of this Plan.

13. Miscellaneous.

a. Rights of Participants. Nothing herein contained shall be held or construed to create any liability or obligation upon the Company to retain any Participant in its service. All Participants shall remain subject to discharge or discipline to the same extent as if this Plan had not been put into effect.

b. Governing Law. The Plan shall be governed by the laws of the Commonwealth of Virginia, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

c. Withholding. The Company shall have the right to make such provisions as it deems necessary or appropriate to satisfy any obligations it may have to withhold federal, state or local income or other taxes incurred by reason of payments pursuant to this Plan.

d. Severability. In case any provision of this Plan be deemed or held to be unlawful or invalid for any reason, such fact shall not adversely affect the other provisions of this Plan unless such determination shall render impossible or impracticable the functioning of this Plan, and in such case, an appropriate provision or provisions shall be adopted so that this Plan may continue to function properly.

e. Assignment and Alienation. The benefits payable to the Participant under the Plan shall not be subject to alienation, transfer, assignment, garnishment, execution or levy of any kind and any attempt to cause any benefits to be so subjected shall not be recognized.

f. Communications. All announcements, notices and other communications regarding this Plan will be made by the Company in writing.

g. ERISA Plan. The Plan is intended to be a “top hat” welfare benefit plan within the meaning of U.S. Department of Labor Regulation § 2520.104-24.

14. Entire Agreement. This Plan sets forth the entire understanding of the Company with respect to the subject matter hereof.

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